Mr. John P. Nolan,

Accounting Branch Chief,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

August 5, 2005

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2004

File Number: 001-10284

Dear Mr. Nolan,

I refer to your letter of June 20, 2005, in respect of the above filing and to the telephone conversations and subsequent e-mail correspondence between Mr. Brendan McHugh and Ms. Paula Smith. We have reviewed your comments and have detailed below our response and where appropriate indicated the relevant action we have taken with regard to preparing future filings.

Employee Benefits, page 66

1.	Please provide a summary of subsidized loans and deposits with preferential rates provided to employees including, but not limited to:

•	The total number of loans to employees;

•	The total principal amount outstanding for employee loans and deposits;

•	The monetary value of employee loans or deposits concentrated with individual employees;

•	Average or range of interest rate discounts/premiums for loans and deposits respectively;

•	Treatment of interest income/expense during consolidation and the reconciliation to US GAAP;

•	The guidelines, limitations and oversight for employee loans and deposits.

Please review paragraphs 2 and 24 of SFAS No. 57 and Rule 4-08 (k) of Regulation S-X to ensure that you are in compliance. Discuss why you continue to believe your presentation is appropriate and/or explain what additional disclosures or other actions you plan to undertake in future filings to ensure full compliance.

AIB response

Preferential rates are offered to employees on loans and deposits.

The main loan products provided are;

•	Preferential Rate Home Loans – these loans are available to all employees (who have completed 6 months service and have completed an initial probation period) up to a maximum of €190,460 (maximum in United Kingdom - GBP150,000), at 3% per annum for the duration of the loan. The maximum term is the sooner of retirement or 35 years (25 years in the United Kingdom). Approximately 190 executives of the Group can obtain home loans up to a maximum of approximately €317,434 (maximum in the United Kingdom - GBP250,000), at 3% per annum for the duration of the loan. The maximum term is 35 years. Members of the Group Executive Committee (1) are entitled to home loans at 3% for the duration of the loan. The maximum amount and term is determined on a case-by-case basis. All employees of the Group are also entitled to the Bank’s commercial rate home loan facilities subject to normal lending criteria.

•	Preferential Rate Personal Loans – these loans are available to all employees up to a maximum of €19,046, at 4% for the duration of the loan. Executives of the Group can obtain personal loans up to a maximum of €31,744, at 4% for the duration of the loan. The maximum term for preferential rate personal loans is 5 years.

As at December 31, 2004, there were 12,976 preferential loan accounts, with a total principal outstanding of approximately €636 million. The range of preferential interest rates is between 3% and 4%.

In the financial period under review, all deposits by employees attracted an interest rate at the higher of 5% or the prevailing European Central Bank (‘ECB’) rate. From February 1, 2005, the company introduced a ceiling whereby staff may hold up to €100,000 at the higher of 5% or the ECB rate. For all deposits in excess of €100,000 the ECB rate is applied and there is no upper limit on the funds attracting this rate. The total principal outstanding for deposits at preferential rates as at December 31, 2004 was approximately €570 million. There is no significant concentration with individual employees.

The granting of preferential rate loan facilities is subject to the same credit approval process as would be applied to a loan at market rates to a third party and is administered through AIB Group’s Staff Business Unit. The Group Executive Committee sets the policy with respect to preferential loans and deposits.

(1)	The Group Executive Committee comprises the most senior executive management in the Group.

Interest on subsidized loans and deposits to employees at preferential rates is credited/charged to the income statement at the rate at which it is earned/charged for both Irish and US GAAP.

The related party transactions on page 60 of the 2004 20-F includes information on loans to directors including executive directors. The benefits arising from loans to executive directors is included on the remuneration table on page 48. Having completed a further review of SFAS No. 57 and Rule 4-08 (k) of Regulation S-X, we have concluded that related party disclosure should include details of the loans to directors and executive officers. We will, in future filings, expand the ‘Loans to Directors’ section to include loans to ‘Other Executive Officers’ of the Group.

Accounting for investment in M&T Bank, page 164

2.	Please tell us specifically the differences in accounting treatment between Irish and United States GAAP as applied to your investment in M&T and the Group’s share of profits of M&T. Your discussion should include but not be limited to:

•	The accounting treatment for the consolidated statement of income and consolidated balance sheet items existing at the time of the sales transaction and for the current financial period;

•	The nature of the investment in M&T policy and the criteria you use to apply the equity or cost methods. Specifically discuss the amount of control AIB can enact on M&T policy and management decisions and the resulting impact on your accounting determinations for both Irish and US GAAP. Please refer to APB Opinion 18 paragraph 6 for US GAAP;

•	Explanations of how these differences relate to the Adjustments to Net Income table on page 165, the Consolidated Ordinary Stockholders’ Equity table on page 166, and the Consolidated Total Assets table and Consolidated Total Liabilities and Ordinary Stockholders’ Equity table on page 167.

AIB response

The accounting treatment for the consolidated statement of income and consolidated balance sheet items existing at the time of the sales transaction and for the current financial period: -

•	The accounting treatment at the time of the sales transaction

AIB’s US subsidiary, Allfirst, was acquired by M&T on April 1, 2003. AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million in cash. The agreement allowed for the cash consideration to be reduced by the amount of the pre-close dividend from Allfirst to AIB and prior to closing a dividend of US$ 865.0 million was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$ 21.1 million.

Under Irish GAAP, the transaction is accounted for in accordance with the Urgent Issues Task Force No. 31 ‘Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate’ (‘UITF 31’). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst owned by AIB, both directly before the transaction and indirectly after, is treated as being owned throughout the transaction. The total recognized gains arising from the transaction amounted to €449 million (after tax) with €489 million of a gain recognized in the statement of total recognized gains and losses (‘STRGL’) and €40 million of a loss recognized in the statement of income.

From a US GAAP perspective, the transaction is accounted for under APB Opinion 29 ‘Accounting for Non-Monetary transactions’, EITF Abstract No. 01-2, ‘Interpretations of APB No. 29’ and SFAS No. 141 ‘Business Combinations’. The gain on the disposal of Allfirst, calculated under US GAAP, differs from that calculated under Irish GAAP primarily due to the different asset valuations and the different treatment of goodwill under Irish GAAP and US GAAP. The gain on disposal is shown in the income statement under US GAAP, whereas under Irish GAAP the non-cash element of the gain was recognized in the STRGL.

•	The accounting treatment for the current financial period

The differences between US and Irish GAAP with respect to the on-going accounting for our investment in M&T are as set out below. Under Irish GAAP and US GAAP the investment in M&T is accounted using the Equity method. The following items describe adjustments that are booked at the investee level (M&T) in order for AIB to adjust its equity method accounting under Irish GAAP to equity method accounting under US GAAP. The amounts disclosed below in respect of adjustments are calculated based on AIB’s 22.5% shareholding in M&T.

a) Originated Mortgage Servicing Rights (OMSRs)

M&T generate income from retaining the servicing rights on a portion of the mortgages they originate and subsequently sell on. Under US GAAP, the value of the OMSRs is capitalized on the balance sheet. The OMSRs are then amortized to the income statement over the life of the loan.

It is AIB policy under Irish GAAP not to recognize OMSRs. Consequently the capitalization and amortization of these servicing rights is reversed for the Irish GAAP financial statements.

In preparing its US GAAP reconciliation, AIB includes the income and expense recognized by M&T on OMSRs within its share of income of associates. For the 2004 US GAAP reconciliation of net income, the capitalization of OMSRs generates an income of €5 million and the amortization of OMSRs generates an expense of €6 million.

b) Core deposit intangibles

Under US GAAP, M&T recognizes core deposit intangibles on the acquisition of subsidiary undertakings and amortizes these to the income statement.

It is AIB policy under Irish GAAP not to recognize core deposit intangibles. The amortization of the core deposit intangibles generated by M&T on previous acquisitions is therefore reversed for the Irish GAAP financial statements.

In preparing its US GAAP reconciliation, AIB includes the expense recognized by M&T on core deposit intangibles within its share of income of associates. For the 2004 US GAAP reconciliation of net income, the amortization of core deposit intangibles generates an expense of €11 million.

c) Forward sale mortgage commitments

Under US GAAP, M&T values its loan commitments at balance sheet date with any contracts to sell mortgages to third parties.

Under Irish GAAP, it is AIB policy not to value its loan agreements.

In preparing its US GAAP reconciliation, AIB includes the income recognized by M&T on forward sale mortgage commitments within its share of income of associates. For the 2004 US GAAP reconciliation of net income, the recognition of forward sales mortgage commitments generates an income of €0.4 million.

d) Pension schemes

While recording of pension scheme assets and liabilities under US and Irish GAAP (FRS 17 – Retirement Benefits) is predominantly similar, US GAAP allows the amortization of prior service cost and actuarial gains/losses, whereas FRS 17 does not. Consequently, AIB reverses such amortization by M&T when producing its financial statements under Irish GAAP.

In preparing its US GAAP reconciliation, AIB includes the amortization of both the prior service cost and actuarial gains/losses recognized by M&T within its share of income of associates. For the 2004 US GAAP reconciliation of net income, this amortization generates an expense of €0.2 million. As part of this adjustment, for US GAAP AIB reverses the recognized actuarial loss arising in the STRGL under Irish GAAP, but recognized its share of any minimum pension liability recognized by M&T.

e) Goodwill

Under US GAAP (FAS 142), goodwill is not amortized but retained at its value and reviewed annually for impairment.

It is AIB’s policy under Irish GAAP to amortize goodwill to the income statement over a period of 20 years.

In preparing its US GAAP reconciliation, AIB reverses any goodwill amortization it has recorded under Irish GAAP within its share of income of associates. AIB also carries out an annual impairment review for goodwill. No impairment charge was required in respect of M&T for 2004 under US GAAP. Accordingly, the 2004 US GAAP reconciliation of net income from associates gives rise to a US GAAP adjustment of €51 million.

Explanations of how these differences relate to the Adjustments to Net Income table on page 165, the Consolidated Ordinary Stockholders’ Equity table on page 166, and the Consolidated Total Assets table and Consolidated Total Liabilities and Ordinary Stockholders’ Equity table on page 167.

•	Consolidated net income – page 165

The differences as set out above have given rise to the following adjustments. The total amount is recorded as an adjustment within share of income of associates.

2004
€m
Goodwill amortization reversal	51
Capitalization of OMSRs	5
Amortization of OMSRs	(6)
Core deposit and other intangibles amortization	(11)

Total	39

The related deferred tax on the above share of income is €5 million positive and is included within ‘Deferred tax effect on the above adjustments’ on page 165.

•	Consolidated ordinary stockholders’ equity – page 166

The adjustment to ordinary stockholders’ equity of €64 million comprises the cumulative effect of adjustments to share of income of associated undertakings, for 2004 and 2003 and any foreign currency translation adjustment arising.

Other recognized losses on associated undertakings of €18 million reflects AIB’s share of M&T’s unrealized losses on investment securities and minimum pension liability adjustment. This figure was adjusted from that previously reported following the review of all US GAAP reconciliation entries – see response to Questions 3 & 4 and related disclosures in the Appendices.

Deferred tax on the above adjustments, totaling €14 million positive is included in ‘Deferred tax effect on the above adjustments’ caption in the reconciliation schedule.

•	‘Consolidated total assets’ on page 167

‘Investment in associated undertaking’ reflects the cumulative share of income and other recognized gains and losses to the balance sheet date.

2004
Cumulative adjustment at December 31	€m
Share of income of associated undertakings	64
Share of other recognized loss in associated undertakings	(18)

Total	46

•	‘Consolidated Total Liabilities and Ordinary Stockholders’ Equity’ on page 167

The cumulative share of income of associated undertakings of €64 million and share of other recognized loss in associated undertakings of €18 million is included within the ‘Ordinary stockholders’ equity’ line and the deferred taxation of €14 million positive is included within the ‘Deferred taxation’ line.

The nature of the investment in M&T and the criteria you use to apply the equity or cost methods. Specifically discuss the amount of control AIB can enact on M&T policy and management decisions and the resulting impact on your accounting determinations for both Irish and US GAAP. Please refer to APB Opinion 18 paragraph 6 for US GAAP;

AIB Group’s investment in M&T is strategic in nature and aids the Group in its objective of securing its long-term position in US regional banking. The Group’s investment in M&T, under Irish and US GAAP, is accounted for using the equity method of accounting.

Under Irish GAAP, Financial Reporting Standard 9 – ‘Associates and Joint Ventures’ (‘FRS 9’), an associate may be accounted for under the equity method where: -

‘The investor has a long-term interest and is actively involved, and influential, in the direction of its investee through its participation in policy decisions covering the aspects of policy relevant to the investor, including decisions on strategic issues...’ [FRS 9, paragraph 4].

Under US GAAP, APB 18;

‘the equity method of accounting for an investment in common stock also shall be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50 percent or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors…’

Under the terms of the merger, four directors were designated by AIB to the board of the enlarged M&T (current total M&T board members is 24). One of these designated directors is elected to each of the Nomination and Compensation Committee, the Audit Committee and the Board Executive Committee of M&T. In addition, the Merger Agreement provides for the AIB designated director to have a veto over certain decisions, including material acquisitions and disposals (Merger Agreement, Schedule 5.9 (c): Veto and Supermajority Provisions). These items, coupled with our 22.5% shareholding, leads us to treat the investment in M&T as an associate accounted for under the equity method under both US and Irish GAAP.

Statement of Changes in Ordinary Stockholders’ Equity, page 166

3.	Please tell us what acquisition or acquisitions the Goodwill Written Back in 2003 relates to and quantify individually if necessary. As a related matter, please tell us how frequently you review goodwill for impairment on a US GAAP basis and revise your US GAAP policy in future filings. We note paragraph 17 of SFAS No. 142 and supporting guidance.

4.	Please reconcile the issue of shares caption and respective quantifications in your US GAAP Statement of Changes in Ordinary Stockholders’ Equity table to your Irish GAAP Consolidated Statements of Changes in Stockholders’ Equity on page 106 for the periods presented.

AIB response

As a result of the comments made by the Staff, a detailed review of our US GAAP footnote was undertaken. For the reasons set out below, we have determined that there were misstatements of net income and stockholders’ equity under US GAAP. The effect of these misstatements is summarized in the following tables: -

Impact on US GAAP consolidated net income

Year ended December 31,	As reported	Adjustment	Restated	% increase/ (decrease)
	(Euro in millions)
2004	1,176	32	1,208	2.7%
2003	1,502	(21)	1,481	(1.4)%
2002	926	10	936	1.1%

Impact on US GAAP consolidated ordinary stockholders’ equity

As at December 31,	As reported	Adjustment	Restated	% increase/ (decrease)
	(Euro in millions)
2004	6,797	(19)	6,778	(0.3)%
2003	5,951	(57)	5,894	(1.0)%
2002	5,911	41	5,952	0.7%

In addressing the matters raised by the staff in questions 3 and 4 above, it became clear that the procedures we had adopted for tracking movements in the reconciliation of the statement of changes in ordinary stockholders’ equity had been deficient. While we are satisfied that these deficiencies did not give rise to a material misstatement of equity in any one year, or cumulatively, they did give rise to certain misclassifications within the Statement of changes in ordinary stockholders’ equity. This arose due to the manual nature of our US GAAP reconciliation process causing a misanalysis within the Statement of changes in ordinary stockholders’ equity between specified captions and the other movements caption.

With respect to the specific questions raised by the staff in relation to “Goodwill Written back” and the “Issue of shares” captions in 2003, we can confirm that the amount of €217 million shown as “Goodwill written back” and the €188 million shown as “Issue of shares” were shown as a result of misclassifications. These misclassifications were both offset by items in the “Other movements” caption within the Statement of changes in ordinary stockholders’ equity. In 2003, the Goodwill written back should have been zero under US GAAP and the issue of shares should have amounted to €311 million. A similar misclassification arose in 2002 in relation to the issue of shares and the reported amount should have been €151 million.

Please note that with regard to your related goodwill query in Question 3, AIB reviews goodwill for impairment on an annual basis. We will amend the wording in our US GAAP policy in future filings to state this.

As indicated in the telephone conversations with Ms. Paula Smith, we were concerned that these misclassifications had arisen, and that there were some deficiencies in our financial reporting process surrounding the US GAAP footnote. As previously advised by Brendan McHugh, we immediately undertook a comprehensive review of our US GAAP footnote disclosures to ensure that we identified any other matters that may have arisen from any deficiencies in our US GAAP reconciliation process. This work incorporated an in-depth review of our schedules supporting our US GAAP footnote for 2002, 2003 and 2004 and incorporated a full review of our accounting policies and of the differences between US GAAP and Irish GAAP. We also considered any matters arising from our recent conversion to IFRS and we reviewed the US GAAP footnote disclosures of other foreign registrant banks. Having completed this work we engaged our auditors KPMG to carry out an independent in-depth review of the US GAAP footnote and the related disclosures for 2002, 2003 and 2004.

We are disappointed to report that, following our internal review process, and the external review by KPMG, a number of matters have been identified within our US GAAP footnote. The most significant are the calculation of the gain on the Allfirst/M&T exchange transaction in 2003, the application of the ‘corridor’ to the unrecognized pension scheme loss in 2003 and a release of deferred tax in 2004 on the gain on the Allfirst/M&T transaction following the enactment of legislation in Ireland with regard to the tax treatment of disposals of certain investments by Irish companies. The misstatements, which are summarized in the tables above, gave rise to an adjustment to consolidated net income and consolidated ordinary stockholders’ equity in each of the years 2002, 2003 and 2004 and a cumulative €19 million negative adjustment to ordinary stockholders’ equity at December 31 2004. This represents 0.3% of ordinary stockholders’ equity at December 31, 2004.

We have considered all of the matters arising from the review of our US GAAP footnote disclosures in the context of the SEC Staff Accounting Bulletin No. 99 – Materiality (‘SAB 99’). AIB believes that the matters identified have not given rise to a material misstatement in net income or stockholders’ equity in our US GAAP footnote in any one year or cumulatively. Furthermore AIB is satisfied that there has been no misstatement of our primary reporting GAAP, which is the basis of incentive/performance based compensation for management and staff. In addition, the misstatement in our US GAAP footnote did not mask a change in earnings or trends and we do not believe that it altered the expectations of the investor community or a reasonable person relying on the profitability of AIB. I would also mention that, from our experience, the primary focus of our investor base is our earnings under Irish GAAP.

We have concluded, following a detailed analysis of the guidance within SAB 99, that the misstatements are not material. We have considered and taken action on the staffing and systems enhancements we must make to our US GAAP reconciliation process to ensure that similar issues do not arise in the future and to ensure that we comply with all aspects of US GAAP in our future filings. Having considered these past matters in the context of SAB 99, AIB proposes to deal with these misstatements in its filing of the Form 20-F for the year ended December 31, 2005.

The full restated footnote for 2004, 2003 and 2002 is set out in Appendix 1. The tables in Appendix 2 set out the reported figures, the adjustments required and the restated position for each of the years 2004, 2003 and 2002. This is performed for ‘Consolidated net income’, ‘Consolidated ordinary stockholders’ equity’ and ‘Statement of changes in ordinary stockholders’ equity’.

In addition to the matters referred to above, our in-depth review of our interpretation of US GAAP pronouncements has raised an issue in relation to the manner in which our accounting systems for debt securities are configured and in relation to our previous interpretation of EITF 96-15 Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities. While we are satisfied that our Available-for-Sale securities are correctly stated in the balance sheet and correctly reflected in Ordinary stockholders’ equity under US GAAP, this matter gives rise to a misclassification of certain foreign exchange gains or losses on Available-for-Sale debt securities between net income and other comprehensive income.

Due to the manner in which our debt securities systems are configured and certain systems conversion and legacy systems issues, we do not currently have the data to determine the extent of any misclassification between net income and other comprehensive income for prior years. Having identified this issue we are in discussions with the systems provider to make the necessary system modifications to enable us to capture and extract the relevant data. We expect the system modifications to be completed by the end of October 2005 to enable the data capture to commence. AIB therefore respectfully requests that it be permitted to deal with this matter on a prospective basis in our 2005 filing.

Debt and Equity Securities, page 168 to 170

5. Please provide, in tabular format, a summary of your gross unrealized gain and gross unrealized loss positions for your available-for-sale and held-to-maturity securities. Categorize the gains and losses by ‘less than 12 months’ and ‘12 months and greater’. Please review Emerging Issues Task Force Abstract #03-1, paragraph 21 (a) and SFAS No. 115 paragraph 17-22 to ensure that you are in compliance and discuss why you continue to believe you presentation is appropriate.

AIB response

All securities held by AIB at 31 December 2004 are classified as ‘available-for-sale’ - for US GAAP reporting purposes.

Please see table on page 10 providing details on unrealized losses, analyzed by less than and greater than 12 months, as required by EITF Abstract #03-1. Future filings will be amended to include this disclosure.

	Less than 12 months		Greater than 12 months
	Fair value	Unrealized loss	Fair value	Unrealized loss
December 31, 2004	€m	€m	€m	€m
Collateralized Mortgage Obligations		—	18	1	(1)
Other Asset backed securities	156	5	—	—
Other debt securities	1,915	10	195	1	(1)
Equity securities	59	1	96	3	(2)

Total	2,130	16	309	5

All securities are reviewed for impairment where the carrying value exceeds the fair value, and provisions are raised where deemed necessary.

(1)	This relates to unrealized losses on Collateralized Mortgage Obligations and other debt securities that have been in a continuous unrealized position for greater than twelve months. In assessing the ultimate recovery of our investment we look to the fair market value of the underlying assets and accordingly based on our credit review, no impairment was considered necessary.
(2)	The €3 million relates to certain investments where the unrealized loss of greater than twelve months has been guaranteed by a third party. The credit risk profile of the third party is such that a provision was not considered necessary.

With regard to the request in your comment letter, Allied Irish Banks, p.l.c. acknowledges that: -

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the comments raised and if you would like to discuss any of the above in further detail please fell free to contact Brendan McHugh at + 353 1 6414296 / +353 86 8054670 or Simon Murray at + 353 1 6413438.

Yours sincerely,

Declan McSweeney
Chief Financial Officer

Appendix 1

Revised US GAAP footnotes

Consolidated net income

	Year ended December 31,
	2004	2003	2002
	(Euro in millions except per share amounts)

Net income - Irish GAAP	1,068	656	1,016

Depreciation of freehold and long leasehold property	2	2	2
Disposal of revalued properties	1	16	15
Long-term assurance policies	(58)	(13)	(27)
Goodwill	26	30	4
Premium on core deposit intangibles	—	(1)	(5)
Retirement Benefits	(32)	(31)	(5)
Dividends on non-equity shares	7	5	8
Securities held for hedging purposes	5	1	(3)
Internal Use Computer Software	2	(1)	1
Derivatives FAS 133 adjustment	113	12	(83)
Gain recognized on disposal of businesses	—	808	—
Share of income of associated undertaking	39	33	—
Deferred tax on the above adjustments	1	(36)	13
Release of deferred tax provision on Allfirst disposal	34	—	—

Net income in accordance with US GAAP	1,208	1,481	936

Net income applicable to ordinary stockholders of AIB in accordance with US GAAP	1,201	1,476	928
Equivalent to	1,636

Income per American Depositary Share (ADS) in accordance with US GAAP	2.82	3.43	2.14
Equivalent to	3.84

Diluted income per American Depositary Share in accordance with US GAAP	2.81	3.41	2.12
Equivalent to	3.83
Year end exchange rate €/US$	1.3621

Comprehensive income

Net income in accordance with US GAAP	1,208	1,481	936
Net movement in unrealized holding gains on investment securities arising during the period	68	(25)	84
Currency translation adjustments	(86)	(543)	(428)

Comprehensive income	1,190	913	592

Consolidated ordinary stockholders’ equity

	December 31,
	2004	2003	2002
	(Euro in millions Except per share amounts)
Ordinary stockholders’ equity as in the consolidated balance sheet	5,399	4,921	4,180

Revaluation of property	(165)	(168)	(186)
Depreciation of freehold and long leasehold property	(27)	(27)	(27)
Goodwill	302	285	957
Core deposit intangibles	—	—	12
Dividends payable on ordinary shares	333	296	284
Dividends on non-equity shares	3	1	1
Long-term assurance policies	(334)	(276)	(263)
Unrealized gains not yet recognized on:
Available-for-sale debt securities	252	180	244
Available-for-sale equity securities	20	14	15
Securities held for hedging purposes	2	(3)	(4)
Derivatives FAS 133 adjustment	46	(67)	(80)
Retirement benefits	1,058	866	1,012
Internal use computer software	19	18	18
Other recognized gains in associated undertakings	(18)	(7)	—
Share of income of associated undertakings	64	33	—
Deferred tax effect of the above adjustments	(176)	(172)	(211)

Ordinary stockholders’ equity in accordance with US GAAP	6,778	5,894	5,952

Equivalent to	9,232

Ordinary stockholders’ equity per ADS in accordance with US GAAP	15.91	13.72	13.70
Equivalent to	21.67

Ordinary stockholder’s equity per ADS in accordance with Irish GAAP	12.67	11.45	9.62
Equivalent to	17.26

Statement of changes in ordinary stockholders’ equity

Opening balance	5,894	5,952	5,664
Net income for year	1,208	1,481	936
Dividends on equity shares	(474)	(440)	(396)
Dividends on non-equity shares	(5)	(5)	(8)
Ordinary shares bought back	—	(812)	—
Issue of shares	185	311	151
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale	68	(25)	84
Currency translation adjustments	(86)	(543)	(428)
Other recognized losses in associated undertakings	(7)	(4)	—
Other movements	(5)	(21)	(51)

Closing balance	6,778	5,894	5,952

Consolidated total assets

	December 31,
	2004	2003	2002
	(Euro in millions)

Total assets as in the consolidated balance sheet	102,240	80,960	85,821

Revaluation of property	(165)	(168)	(186)
Depreciation of freehold and long leasehold property	(27)	(27)	(27)
Goodwill	302	285	957
Core deposit intangibles	—	—	12
Available-for-sale debt securities	252	180	244
Available-for-sale equity securities	20	14	15
Derivatives FAS 133 adjustment	46	(67)	(80)
Retirement benefits	1,058	866	1,012
Internal use computer software	19	18	18
Special purpose vehicles/variable interest entities	—	519	1,057
Long-term assurance policies	(334)	(276)	(263)
Long-term assurance assets attributable to policyholders	(3,246)	(2,810)	(2,174)
Investment in associated undertaking	46	26	—
Acceptances	12	11	72

Total assets in accordance with US GAAP	100,223	79,531	86,478

Equivalent to	136,514

Consolidated total liabilities and ordinary stockholders’ equity

Total liabilities and ordinary stockholders’ equity as in the consolidated balance sheet	102,240	80,960	85,821

Ordinary stockholders’ equity	1,379	973	1,772
Dividends payable on ordinary shares	(333)	(296)	(284)
Dividends on non-equity shares	(3)	(1)	(1)
Acceptances	12	11	72
Securities held for hedging purposes	(2)	3	4
Debt securities in issue re special purpose vehicles/variable interest entities	—	519	1,057
Deferred taxation	176	172	211
Own shares	74	59	52
Long-term assurance liabilities to policyholders	(3,320)	(2,869)	(2,226)

Total liabilities and ordinary stockholders’ equity in accordance with US GAAP	100,223	79,531	86,478

Equivalent to	136,514

Appendix 2.1

Consolidated net income

	Year ended December 31, 2004
	As reported	Adjustment	Restated
	(Euro in millions)
Net income - Irish GAAP	1,068		1,068

Depreciation of freehold and long leasehold property	2		2
Disposal of revalued properties	—	1	1
Long-term assurance policies	(58)		(58)
Goodwill	26		26
Premium on core deposit intangibles	—		—
Retirement Benefits	(29)	(3)	(32)
Dividends on non-equity shares	7		7
Securities held for hedging purposes	5		5
Internal Use Computer Software	2		2
Derivatives FAS 133 adjustment	113		113
Gain recognized on disposal of businesses	—		—
Share of income of associated undertaking	39		39
Deferred tax on the above adjustments	1		1
Release of deferred tax provision on Allfirst disposal	—	34	34

Net income in accordance with US GAAP	1,176	32	1,208

Consolidated ordinary stockholders’ equity

	December 31, 2004
	As reported	Adjustment	Restated
	(Euro in millions)
Ordinary stockholders’ equity as in the consolidated balance sheet	5,399		5,399

Revaluation of property	(165)		(165)
Depreciation of freehold and long leasehold property	(27)		(27)
Goodwill	275	27	302
Core deposit intangibles	—		—
Dividends payable on ordinary shares	333		333
Dividends on non-equity shares	3		3
Long-term assurance policies	(334)		(334)
Unrealized gains not yet recognized on:
Available-for-sale debt securities	252		252
Available-for-sale equity securities	20		20
Securities held for hedging purposes	2		2
Derivatives FAS 133 adjustment	46		46
Retirement benefits	1,087	(29)	1,058
Internal use computer software	19		19
Other recognized gains in associated undertakings	4	(22)	(18)
Share of income of associated undertakings	64		64
Deferred tax effect of the above adjustments	(181)	5	(176)

Ordinary stockholders’ equity in accordance with US GAAP	6,797	(19)	6,778

Statement of changes in ordinary stockholders’ equity

	December 31, 2004
	As reported	Adjustment	Restated
	(Euro in millions)
Opening balance	5,951	(57)	5,894
Net income for year	1,176	32	1,208
Dividends on equity shares	(474)		(474)
Dividends on non-equity shares	(7)	2	(5)
Ordinary shares bought back	—		—
Issue of shares	185		185
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale	68		68
Currency translation adjustments	(88)	2	(86)
Other recognized losses in associated undertakings	—	(7)	(7)
Other movements	(14)	9	(5)

Closing balance	6,797	(19)	6,778

Appendix 2.2

Consolidated net income

	Year ended December 31, 2003
	As reported	Adjustment	Restated
	(Euro in millions)
Net income – Irish GAAP	656		656

Depreciation of freehold and long leasehold property	2		2
Disposal of revalued properties	—	16	16
Long-term assurance policies	(13)		(13)
Goodwill	30		30
Premium on core deposit intangibles	(1)		(1)
Retirement benefits	7	(38)	(31)
Dividends on non-equity shares	5		5
Securities held for hedging purposes	1		1
Internal Use Computer Software	(1)		(1)
Derivatives FAS 133 adjustment	11	1	12
Gain recognized on disposal of businesses	832	(24)	808
Share of income of associated undertaking	33		33
Deferred tax on the above adjustments	(60)	24	(36)

Net income in accordance with US GAAP	1,502	(21)	1,481

Consolidated ordinary stockholders’ equity

	December 31, 2003
	As reported	Adjustment	Restated
	(Euro in millions)
Ordinary stockholders’ equity as in the consolidated balance sheet	4,921		4,921

Revaluation of property	(168)		(168)
Depreciation of freehold and long leasehold property	(27)		(27)
Goodwill	223	62	285
Core deposit intangibles	—		—
Dividends payable on ordinary shares	296		296
Dividends on non-equity shares	1		1
Long-term assurance policies	(276)		(276)
Unrealized gains not yet recognized on:
Available-for-sale debt securities	180		180
Available-for-sale equity securities	14		14
Securities held for hedging purposes	(3)		(3)
Derivatives FAS 133 adjustment	(16)	(51)	(67)
Retirement benefits	899	(33)	866
Internal use computer software	18		18
Other recognized gains in associated undertakings	2	(9)	(7)
Share of income of associated undertakings	33		33
Deferred tax effect of the above adjustments	(146)	(26)	(172)

Ordinary stockholders’ equity in accordance with US GAAP	5,951	(57)	5,894

Statement of changes in ordinary stockholders’ equity

	December 31, 2003
	As reported	Adjustment	Restated
	(Euro in millions)
Opening balance	5,911	41	5,952
Net income for year	1,502	(21)	1,481
Dividends on equity shares	(440)		(440)
Dividends on non-equity shares	(5)		(5)
Ordinary shares bought back	(812)		(812)
Issue of shares	188	123	311
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale	(42)	17	(25)
Goodwill written back	217	(217)	—
Currency translation adjustments	(501)	(42)	(543)
Other recognized losses in associated undertakings	—	(4)	(4)
Other movements	(67)	46	(21)

Closing balance	5,951	(57)	5,894

Appendix 2.3

Consolidated net income

	Year ended December 31, 2002
	2002		2002
	As reported	Adjustment	Restated
	(Euro in millions)
Net income – Irish GAAP	1,016		1,016

Depreciation of freehold and long leasehold property	2		2
Disposal of revalued properties	—	15	15
Long-term assurance policies	(27)		(27)
Goodwill	4		4
Premium on core deposit intangibles	(5)		(5)
Retirement Benefits	(5)		(5)
Dividends on non-equity shares	8		8
Securities held for hedging purposes	(3)		(3)
Internal Use Computer Software	1		1
Derivatives FAS 133 adjustment	(82)	(1)	(83)
Gain recognized on disposal of businesses	—		—
Share of income of associated undertaking	—		—
Deferred tax on the above adjustments	17	(4)	13

Net income in accordance with US GAAP	926	10	936

Consolidated ordinary stockholders’ equity

	December 31, 2002
	As reported	Adjustment	Restated
	(Euro in millions)
Ordinary stockholders’ equity as in the consolidated balance sheet	4,180		4,180

Revaluation of property	(201)	15	(186)
Depreciation of freehold and long leasehold property	(27)		(27)
Goodwill	925	32	957
Core deposit intangibles	12		12
Dividends payable on ordinary shares	284		284
Dividends on non-equity shares	1		1
Long-term assurance policies	(263)		(263)
Unrealized gains not yet recognized on:
Available-for-sale debt securities	244		244
Available-for-sale equity securities	15		15
Securities held for hedging purposes	(4)		(4)
Derivatives FAS 133 adjustment	(79)	(1)	(80)
Retirement benefits	1,012		1,012
Internal use computer software	18		18
Other recognized gains in associated undertakings	—		—
Share of income of associated undertakings	—		—
Deferred tax effect of the above adjustments	(206)	(5)	(211)

Ordinary stockholders’ equity in accordance with US GAAP	5,911	41	5,952

Statement of changes in ordinary stockholders’ equity

	December 31, 2002
	As reported	Adjustment	Restated
	(Euro in millions)
Opening balance	5,664		5,664
Net income for year	926	10	936
Dividends on equity shares	(396)		(396)
Dividends on non-equity shares	(8)		(8)
Ordinary shares bought back	—		—
Issue of shares	115	36	151
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale	84		84
Currency translation adjustments	(480)	52	(428)
Other movements	6	(57)	(51)

Closing balance	5,911	41	5,952